
10016313

Hysan Development Company Limited

(stock code: 00014)

INTERIM REPORT 2010


Hysan 希慎

Hennessy Centre redevelopment

MISSION

To build, own and manage quality buildings, and being the occupiers' partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to our shareholders.

CONTENTS

Highlights

- **Group turnover up 3.1%**
- **Further improvement in occupancy across the portfolio (Office: 91% (committed: 95%); Retail: 99%; Residential: 94%)**
- **Steady performance expected for rest of the year**

Results

	Six months ended 30 June		
	2010 **HK$ million**	2009 HK$ million	Change %
Turnover	**877**	851	3.1
Recurring Underlying Profit[1]	**582**	580	0.3
Underlying Profit[2]	**590**	583	1.2
Statutory Profit[3]	**1,731**	1,071	61.6
	HK cents	HK cents	
Earnings per share, based on:			
Recurring Underlying Profit[1]	**55.39**	55.65	(0.5)
Underlying Profit[2]	**56.15**	55.94	0.4
Statutory Profit[3]	**164.73**	102.77	60.3
Interim dividend per share	**14.00**	14.00	–
	At 30 June 2010 HK$ million	At 31 December 2009 HK$ million (restated)*	
Shareholders' funds	**35,114**	33,830	3.8
Adjusted Shareholders' Funds[4]	**38,724**	37,251	4.0
	HK$	HK$ (restated)*	
Net assets value per share	**33.38**	32.20	3.7
Adjusted net assets value per share	**36.81**	35.46	3.8

* The amount has been restated due to changes in accounting policy.

Definitions:

1. **Recurring Underlying Profit**
   This is a performance indicator of the Group's core property investment business. It is arrived at by excluding from Underlying Profit gains/losses from disposal of assets, impairment, reversal, recovery and tax provisions for prior year(s).
2. **Underlying Profit**
   This is arrived at by excluding from Statutory Profit unrealised fair value changes on investment properties and related deferred tax. As a property investor, the Group's results are principally derived from the rental revenues on its investment properties. The inclusion of the unrealised fair value change on investment properties in the consolidated income statement causes an increase in fluctuation in earnings and poses limitation on the use of the unadjusted earning figures, financial ratios, trends and comparison against prior period(s). Besides, deferred tax on such fair value changes has to be provided for despite the fact that no capital gain tax liability will arise in Hong Kong on disposal of the Group's investment properties. Accordingly, both of these two items are excluded in arriving at the Underlying Profit.
3. **Statutory Profit**
   This is the profit attributable to owners of the Company. It is prepared in accordance with Hong Kong Financial Reporting Standards issued by Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance.
4. **Adjusted Shareholders' Funds**
   This is arrived at by adding back the Group's share of cumulative deferred tax on property revaluation to shareholders' funds figure. Deferred tax on property revaluation has to be provided for despite the fact that no capital gains tax liability will arise in Hong Kong on disposal of properties.

Chairman's Statement

Overview

Hong Kong's economy continued to hold up well in the first half of 2010 amidst an uncertain recovery in the global economy, especially in Europe. The improvement in retail sales and general employment conditions in turn benefited the local property leasing market.

Results

The Group's turnover for the 2010 interim period was HK$877 million (2009: HK$851 million), representing a year-on-year increase of 3.1%. This reflected an improved performance in both retail and residential sectors. The office sector's turnover decreased slightly despite success in stabilising occupancy (at 30 June 2010: 95% on a committed basis). This was principally due to the fact that a majority of the committed new tenants will move into the portfolio towards the latter part of the year.

Recurring Underlying Profit, the key measurement of our core leasing business performance, was HK$582 million (2009: HK$580 million). Underlying Profit, which excludes unrealised changes in fair value of investment properties and related deferred tax, was HK$590 million (2009: HK$583 million). Both are broadly the same as the corresponding period last year.

Our Statutory Profit for the first half of 2010 was HK$1,731 million (2009: HK$1,071 million), reflecting a higher fair value gain on investment properties valuation recorded in this period.

As at 30 June 2010, the investment properties for the Group were revalued at HK$39,039 million (31 December 2009: HK$37,363 million). Adjusted Shareholders' Funds stood at HK$38,724 million (31 December 2009: HK$37,251 million).

Dividends

The Board of Directors has declared an interim dividend of HK14.0 cents per share (2009: HK14.0 cents). The dividend will be payable in cash with a scrip dividend alternative.

Outlook

The Group's performance is expected to be steady for the rest of the year. We shall continue to improve the competitiveness of our portfolio pursuant to our established asset enhancement programme.

David AKERS-JONES
Independent non-executive Chairman

Hong Kong, 10 August 2010

Management's Discussion and Analysis

Operations and Financial Review

Turnover – The Group's turnover for the first half of 2010 was HK$877 million, representing a 3.1% year-on-year increase (2009: HK$851 million).

Office Sector – Office sector turnover decreased slightly to HK$380 million (2009: HK$384 million). It is because a majority of the new tenants are scheduled to move in during the latter part of the year.

We have successfully stabilised office occupancy which was 91% as at 30 June 2010 (31 December 2009: 89%; 30 June 2009: 91%), while on a committed basis, the occupancy rate was 95%. We have, at the same time, further strengthened our quality tenant base. New tenants include financial institutions, professional services firms and international retailers, who appreciate the locational advantages of our core portfolio in Causeway Bay.

Retail Sector – Better consumer sentiment brought about by improved local labour market conditions, as well as an increase in visitors from Mainland China with good spending power, helped strengthen retail sales in Hong Kong. We further stepped-up our marketing efforts on Mainland tourists, which have proven to be successful. Our retail sector's turnover increased 8.7% to HK$350 million in the first half of 2010 (2009: HK$322 million). It was attributable to the improvement in both basic as well as turnover rent. Occupancy as at 30 June 2010 was 99% (31 December 2009: 99%; 30 June 2009: 98%).

Works are in progress for a new fashion store at One Hysan Avenue. Preparations for revitalisation of Leighton Centre's retail podium are underway, with the premises scheduled to be handed over for refurbishment by September 2010, and the project to be completed by mid 2011. This rejuvenation at the western end of our portfolio forms part of our continuing efforts to enhance our assets.

Residential Sector – Residential sector's turnover increased to HK$147 million in the first six months of 2010 (2009: HK$145 million), which was attributable to an improvement in occupancy. At 30 June 2010, occupancy further improved to 94% (31 December 2009: 92%; 30 June 2009: 85%). This reflected the success of our strategy in improving our marketing channels, as well as the offerings of our portfolio.

Property Expenses – Property expenses rose 17.9% to HK$112 million (2009: HK$95 million), mainly due to higher agency fees to attract quality tenants, as well as higher marketing expenses to capture tourist spending. The property expenses to turnover ratio increased slightly from 11.2% to 12.8% as compared to the same period last year.

Investment Income – Investment income, comprising mainly dividend income and interest income, amounted to HK$22 million (2009: HK$18 million). The increase was a result of improved deposit rates as compared with the first half of 2009 and higher dividend income derived from the Group's equity investments.

Other Gains and Losses – In order to hedge against interest rate and foreign exchange rate exposures, the Group entered into a variety of financial instruments from time to time. The net loss of HK$12 million (2009: net gain of HK$5 million) principally represented mark-to-market movements of these financial instruments, as required under the current accounting standards.

Administrative Expenses – Administrative expenses rose by 4.8% to HK$66 million (2009: HK$63 million) for the first half of 2010, mainly due to the increase in costs for human resources upskilling.

Finance Costs – Taking advantage of the lower interest rate environment, finance costs of the Group dropped by 15.5% to HK$60 million (2009: HK$71 million) in the first half of 2010. The Group's average finance costs for the interim period was 2.6%, a drop from 3.5% in the first half of 2009 and 3.1% for 2009 full year.

Change in Fair Value of Investment Properties – As at 30 June 2010, the investment properties of the Group were revalued at HK$39,039 million (31 December 2009: HK$37,363 million) by an independent professional valuer. Excluding capital expenditure spent on the Group's investment properties, fair value gain on investment properties of HK$1,214 million (2009: HK$397 million) was recognised in the condensed consolidated income statement during the interim period.

Share of Results of Associates – The Group's share of results of associates increased by 0.8% to HK$259 million (2009: HK$257 million). The increase was mainly attributable to positive rental growth of the Shanghai Grand Gateway project, of which the Group owns 24.7%.

Taxation – Taxation for the period (aggregation of current and deferred tax) increased from HK$160 million in 2009 to HK$302 million, which was principally due to the increase of deferred tax provision relating to higher revaluation gains on investment properties.

Contingent Liabilities – There have been no significant changes since the publication of the Group's 2009 Annual Report in March 2010.

Capital Expenditure – The Group is committed to enhancing the asset value of its investment properties portfolio. Total capital expenditure amounted to HK$502 million during the period (2009: HK$99 million), which was principally incurred by the Hennessy Centre redevelopment.

Hennessy Centre Redevelopment – Construction of the Hennessy Centre is in progress. In response to market demand, it will have at least 15 floors of retail space. We have further enhanced its design including the vertical transportation and layout of the retail portion. Improved rental revenue should more than offset the anticipated additional costs and time. Notwithstanding these, the retail mall opening will take place during the second quarter of 2012 as planned.

Financial Policy

The Group considers that there are sufficient financial resources to fund the level of planned capital expenditure including the Hennessy Centre redevelopment project. These financial resources include funds generated from operating activities, access to the debt capital market through the Medium Term Note Programme, availability of undrawn committed banking facilities, and liquid treasury assets.

Financial Management – The key objective of the Group's financial management is to maintain sufficient liquidity and manage financial risks. This is achieved by way of spreading out debt maturity to minimise funding and refinancing risks; diversifying funding sources; maintaining an appropriate interest rate profile and minimising foreign exchange exposures arising from borrowings.

Liquidity – As at 30 June 2010, the Group's time deposits, cash and bank balances totalled HK$1,593 million (31 December 2009: HK$1,984 million) while the Group's total gross debt level stood at HK$4,033 million, an increase of HK$144 million from the debt level at the year-end of 2009 (31 December 2009: HK$3,889 million).

The Group's average debt maturity was 2.8 years as at 30 June 2010 (31 December 2009: 3.4 years) with HK$1,250 million (31 December 2009: HK$400 million) repayable within one year, HK$1,357 million (31 December 2009: HK$650 million) repayable in more than one year but not exceeding two years, HK$598 million (31 December 2009: HK$2,018 million) repayable in more than two years but not exceeding five years and HK$828 million (31 December 2009: HK$821 million) repayable beyond five years. As at 30 June 2010, bank loans accounted for approximately 40.9% of the Group's total gross debt with the remaining 59.1% from capital market financing (31 December 2009: 37.2%: 62.8%). The ratio of floating rate debt was approximately 72.6% of the total gross debt as at the period end (31 December 2009: 64.9%).

All of the Group's debts are unsecured and on a committed basis. To maintain sufficient liquidity for the Group's operations, undrawn committed facilities of HK$1,550 million were maintained as at 30 June 2010 (31 December 2009: HK$2,250 million).

Risk Management – Interest expenses represent a key cost driver of the Group's business. Therefore, the Group monitors its interest rate exposure closely and adopts an appropriate hedging strategy in light of market conditions.

The Group aims to have minimal foreign currency exposure in managing its assets and liabilities. On the liability side, with the exception of the US$174 million 10-year notes and US$51 million of bank loans (both of which have been hedged into Hong Kong dollars by appropriate hedging instruments), all of the Group's other borrowings were denominated in Hong Kong dollars. On the asset side, US$8 million of deposits were denominated in U.S. dollars and have been hedged into Hong Kong dollars. Other foreign exchange exposure mainly relates to investment in the Shanghai project that amounted to HK$3,168 million (31 December 2009: HK$2,886 million) or 6.9% of the Group's total assets (31 December 2009: 6.6%).

Financial Ratios – Net interest coverage (defined as gross profit less administrative expenses before depreciation divided by net interest expenses) was 15.6 times for the first half of 2010 (2009: 11.2 times).

Net debt to equity (defined as borrowings less time deposits, cash and bank balances divided by Adjusted Shareholders' Funds) as at 30 June 2010 was 6.4% (31 December 2009: 5.1%).

Credit Ratings – As at 30 June 2010, remained unchanged, being Baa1 from Moody's and BBB from Standard and Poor's.



TO THE BOARD OF DIRECTORS OF
HYSAN DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 7 to 28 which comprises the condensed consolidated statement of financial position of Hysan Development Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of 30 June 2010 and the related condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

10 August 2010

Condensed Consolidated Income Statement

For the six months ended 30 June 2010

	Notes	Six months ended 30 June 2010 HK$ million (unaudited)	2009 HK$ million (unaudited)
Turnover	3	**877**	851
Property expenses		**(112)**	(95)
Gross profit		**765**	756
Investment income		**22**	18
Other gains and losses		**(12)**	5
Administrative expenses		**(66)**	(63)
Finance costs	5	**(60)**	(71)
Change in fair value of investment properties		**1,214**	397
Share of results of associates		**259**	257
Profit before taxation		**2,122**	1,299
Taxation	6	**(302)**	(160)
Profit for the period	7	**1,820**	1,139
Profit for the period attributable to:			
Owners of the Company		**1,731**	1,071
Non-controlling interests		**89**	68
		1,820	1,139
Earnings per share (expressed in HK cents)			
Basic	8	**164.73**	102.77
Diluted	8	**164.64**	102.75

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2010

	Six months ended 30 June	
	2010	2009
	HK$ million	HK$ million
	(unaudited)	(restated)
Profit for the period	**1,820**	1,139
Other comprehensive income		
Available-for-sale investments:		
Gains arising during the period	**72**	33
Reclassification adjustments for the cumulative gain included in profit or loss upon disposal	**–**	(3)
	72	30
Cash flow hedges:		
(Losses) gains arising during the period	**(36)**	5
Reclassification adjustments for losses included in profit or loss	**10**	6
	(26)	11
Revaluation of properties held for own use:		
Gains on revaluation of properties held for own use	**22**	6
Deferred taxation arising on revaluation	**(3)**	(1)
	19	5
Share of translation reserve of an associate	**23**	2
Other comprehensive income for the period (net of tax)	**88**	48
Total comprehensive income for the period	**1,908**	1,187
Total comprehensive income attributable to:		
Owners of the Company	**1,819**	1,119
Non-controlling interests	**89**	68
	1,908	1,187

Condensed Consolidated Statement of Financial Position

At 30 June 2010

	Notes	**At 30 June 2010 HK$ million (unaudited)**	At 31 December 2009 HK$ million (restated)
Non-current assets			
Investment properties	10	**39,039**	37,363
Property, plant and equipment		**416**	396
Investments in associates		**2,799**	2,517
Available-for-sale investments		**1,074**	1,002
Other financial assets		**347**	177
Other receivables		**51**	31
		43,726	41,486
Current assets			
Accounts receivable and other receivables	11	**90**	83
Amount due from an associate		**369**	369
Other financial assets		**115**	120
Time deposits	12	**1,570**	1,945
Cash and bank balances	12	**23**	39
		2,167	2,556
Current liabilities			
Accounts payable and accruals	13	**333**	314
Rental deposits from tenants		**173**	127
Amounts due to minority shareholders		**327**	327
Borrowings	14	**1,250**	400
Taxation payable		**97**	45
		2,180	1,213
Net current (liabilities) assets		**(13)**	1,343
Total assets less current liabilities		**43,713**	42,829
Non-current liabilities			
Borrowings	14	**2,825**	3,491
Other financial liabilities		**56**	36
Rental deposits from tenants		**260**	273
Deferred taxation	15	**4,128**	3,913
		7,269	7,713
Net assets		**36,444**	35,116
Capital and reserves			
Share capital		**5,260**	5,253
Reserves		**29,854**	28,577
Equity attributable to owners of the Company		**35,114**	33,830
Non-controlling interests		**1,330**	1,286
Total equity		**36,444**	35,116

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2010

	Attributable to owners of the Company			
	Share capital HK$ million	Share premium HK$ million	Share options reserve HK$ million	Capital redemption reserve HK$ million
At 1 January 2010, as originally stated	5,253	1,703	10	276
Effect of change in accounting policy (note 2)	–	–	–	–
At 1 January 2010, as restated	5,253	1,703	10	276
Profit for the period	–	–	–	–
Change in fair value of available-for-sale investments	–	–	–	–
Change in fair value of derivatives designated as cash flow hedges	–	–	–	–
Transfer to profit and loss for cash flow hedges	–	–	–	–
Gain on revaluation of properties held for own use	–	–	–	–
Deferred taxation arising on revaluation of properties held for own use	–	–	–	–
Share of other comprehensive income of an associate	–	–	–	–
Total comprehensive income (expense) for the period	–	–	–	–
Issue of shares pursuant to scrip dividend scheme	7	22	–	–
Recognition of equity-settled share-based payments	–	–	3	–
Dividends paid during the period (note 9)	–	–	–	–
At 30 June 2010	**5,260**	**1,725**	**13**	**276**
At 1 January 2009, as original stated	5,206	1,606	9	276
Effect of change in accounting policy (note 2)	–	–	–	–
At 1 January 2009, as restated	5,206	1,606	9	276
Profit for the period	–	–	–	–
Change in fair value of available-for-sale investments	–	–	–	–
Transfer to profit and loss on disposal of available-for-sale investments	–	–	–	–
Change in fair value of derivatives designated as cash flow hedges	–	–	–	–
Transfer to profit and loss for cash flow hedges	–	–	–	–
Gain on revaluation of properties held for own use	–	–	–	–
Deferred taxation arising on revaluation of properties held for own use	–	–	–	–
Share of other comprehensive income of an associate	–	–	–	–
Total comprehensive income for the period	–	–	–	–
Issue of shares pursuant to scrip dividend scheme	43	85	–	–
Recognition of equity-settled share-based payments	–	–	3	–
Forfeiture of share options	–	–	(1)	–
Dividends paid during the period (note 9)	–	–	–	–
At 30 June 2009, as restated	5,249	1,691	11	276

Attributable to owners of the Company								
General reserve HK$ million	Investments revaluation reserve HK$ million	Hedging reserve HK$ million	Properties revaluation reserve HK$ million	Translation reserve HK$ million	Retained profits HK$ million	Total HK$ million	Non-controlling interests HK$ million	Total HK$ million
100	809	(22)	13	153	25,373	33,668	1,286	34,954
–	–	–	162	–	–	162	–	162
100	809	(22)	175	153	25,373	33,830	1,286	35,116
–	–	–	–	–	1,731	1,731	89	1,820
–	72	–	–	–	–	72	–	72
–	–	(36)	–	–	–	(36)	–	(36)
–	–	10	–	–	–	10	–	10
–	–	–	22	–	–	22	–	22
–	–	–	(3)	–	–	(3)	–	(3)
–	–	–	–	23	–	23	–	23
–	72	(26)	19	23	1,731	1,819	89	1,908
–	–	–	–	–	–	29	–	29
–	–	–	–	–	–	3	–	3
–	–	–	–	–	(567)	(567)	(45)	(612)
100	**881**	**(48)**	**194**	**176**	**26,537**	**35,114**	**1,330**	**36,444**
100	772	(27)	12	154	23,361	31,469	1,241	32,710
–	–	–	154	–	–	154	–	154
100	772	(27)	166	154	23,361	31,623	1,241	32,864
–	–	–	–	–	1,071	1,071	68	1,139
–	33	–	–	–	–	33	–	33
–	(3)	–	–	–	–	(3)	–	(3)
–	–	5	–	–	–	5	–	5
–	–	6	–	–	–	6	–	6
–	–	–	6	–	–	6	–	6
–	–	–	(1)	–	–	(1)	–	(1)
–	–	–	–	2	–	2	–	2
–	30	11	5	2	1,071	1,119	68	1,187
–	–	–	–	–	–	128	–	128
–	–	–	–	–	–	3	–	3
–	–	–	–	–	1	–	–	–
–	–	–	–	–	(562)	(562)	(45)	(607)
100	802	(16)	171	156	23,871	32,311	1,264	33,575

Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2010

	Notes	Six months ended 30 June **2010** **HK$ million** **(unaudited)**	 2009 HK$ million (unaudited)
Net cash from operating activities		**681**	470
Investing activities			
Interest received		**6**	2
Dividends received from available-for sale investments		**16**	14
Proceeds on disposal of investment properties		**50**	–
Proceeds on disposal of available-for-sale investments		**–**	44
Proceeds upon maturity of principal-protected deposits		**86**	–
Repayment from associates		**–**	40
Payments in respect of investment properties		**(502)**	(99)
Purchase of property, plant and equipment		**(2)**	(1)
Additions to principal-protected deposits		**(230)**	–
Decrease (increase) in time deposits with original maturity over three months		**603**	(1,634)
Net cash from (used in) investing activities		**27**	(1,634)
Financing activities			
Interest paid		**(41)**	(59)
Bank charges		**(1)**	(3)
Medium Term Note Programme expenses		**(1)**	–
Payment for front-end fees		**–**	(1)
Payment for hedging expenses		**(2)**	(1)
Other finance costs		**–**	(1)
Dividend paid		**(538)**	(434)
Dividend paid to minority shareholders of a subsidiary		**(45)**	(45)
New bank loans		**200**	599
Repayment of bank loans		**–**	(70)
Redemption of fixed rate notes		**(68)**	–
Net cash used in financing activities		**(496)**	(15)
Net increase (decrease) in cash and cash equivalents		**212**	(1,179)
Cash and cash equivalents at 1 January	12	**433**	1,715
Cash and cash equivalents at 30 June	12	**645**	536

1. Basis of Preparation

The unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2010 have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. Principal Accounting Policies

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

In the current period, the Group has applied all of the new and revised Standards, Amendments to Standards and Interpretations issued by the HKICPA that are relevant to its operations and effective for the Group's financial year beginning on 1 January 2010.

Except as described below, the same accounting policies, presentation and methods of computation have been followed in these condensed consolidated financial statements as were applied in the preparation of the Group's consolidated financial statements for the year ended 31 December 2009.

Amendment to HKAS 17 "Leases"

As part of Improvements to HKFRSs issued in 2009, HKAS 17 Leases has been amended in relation to the classification of leasehold land. Before the amendment to HKAS 17, lessees were required to classify leasehold land as operating leases and present leasehold land as prepaid lease payments in the consolidated statement of financial position. The amendment has removed such a requirement. The amendment to HKAS 17 requires that the classification of leasehold land should be based on the general principles set out in HKAS 17, that is, whether or not risks and rewards incidental to ownership of a leased asset have been transferred substantially to the lessee.

In accordance with the transitional provisions set out in the amendment to HKAS 17, the Group reassessed the classification of unexpired leasehold land as at 1 January 2010 based on information that existed at the inception of these leases. Leasehold land that qualifies for finance lease classification has been reclassified from prepaid lease payments to property, plant, and equipment and has been measured using the revaluation model on a retrospective basis. The application of the amendment has had no significant financial impact to the Group's consolidated income statements for the current and prior periods. The cumulative effects to the Group's consolidated statements of financial position as at 1 January 2009 and 31 December 2009 are summarised as below.

2. Principal Accounting Policies *continued*

	At 31 December 2009			At 1 January 2009		
	Originally stated HK$ million	Amendment to HKAS 17 HK$ million	**Restated HK$ million**	Originally stated HK$ million	Amendment to HKAS 17 HK$ million	**Restated HK$ million**
Property, plant and equipment	81	315	**396**	80	307	**387**
Prepaid lease payments	121	(121)	**-**	123	(123)	**-**
Deferred taxation	(3,881)	(32)	**(3,913)**	(3,648)	(30)	**(3,678)**
Total effect on net assets	(3,679)	162	**(3,517)**	(3,445)	154	**(3,291)**
Properties revaluation reserve	13	162	**175**	12	154	**166**
Total effect on equity	13	162	**175**	12	154	**166**

The Group has not early applied the following new and revised Standards, Amendments to Standards and Interpretations that have been issued but are not yet effective.

HKFRSs (Amendments)	Improvements to HKFRSs 2010[1]
HKAS 24 (Revised)	Related Party Disclosures[2]
HKAS 32 (Amendment)	Classification of Rights Issues[3]
HKFRS 1 (Amendment)	Limited Exemption from Comparative HKFRS 7 Disclosure for First-time Adopters[4]
HKFRS 9	Financial Instruments[5]
HK(IFRIC) – Int 14 (Amendment)	Prepayments of a Minimum Funding Requirement[2]
HK(IFRIC) – Int 19	Extinguishing Financial Liabilities with Equity Instruments[4]

1 Amendments that are effective for annual periods beginning on or after 1 July 2010 or 1 January 2011, as appropriate.
2 Effective for annual periods beginning on or after 1 January 2011.
3 Effective for annual periods beginning on or after 1 February 2010.
4 Effective for annual periods beginning on or after 1 July 2010.
5 Effective for annual periods beginning on or after 1 January 2013.

Other than the application of HKFRS 9 "Financial Instruments" which might affect the classification and measurement of the Group's financial assets, the Directors of the Company anticipate that the application of the other new and revised Standards, Amendments to Standards and Interpretations will have no material impact on the results and the financial position of the Group.

3. Turnover

Turnover represents gross rental income from investment properties and management fee income for the period.

The Group's principal activities are property investment, management and development, and its turnover and results are principally derived from investment properties located in Hong Kong.

4. Segment Information

Based on the internal reports about components of the Group that are regularly reviewed by the chief operating decision maker (i.e. Chief Executive Officer of the Group) in order to allocate resources to segments and to assess their performance, the Group's reportable segments are as follows:

Office segment – leasing of high quality office space and related facilities

Retail segment – leasing of space and related facilities to a variety of retail and leisure operators

Residential segment – leasing of luxury residential properties and related facilities

	Office HK$ million	Retail HK$ million	Residential HK$ million	Consolidated HK$ million
For the six months ended 30 June 2010 (unaudited)				
Turnover				
Gross rental income from investment properties	**323**	**317**	**132**	**772**
Management fee income	**57**	**33**	**15**	**105**
	380	**350**	**147**	**877**
Property expenses	**(57)**	**(35)**	**(20)**	**(112)**
Segment profit	**323**	**315**	**127**	**765**
Investment income				**22**
Other gains and losses				**(12)**
Administrative expenses				**(66)**
Finance costs				**(60)**
Change in fair value of investment properties				**1,214**
Share of results of associates				**259**
Profit before taxation				**2,122**

4. Segment Information *continued*

	Office HK$ million	Retail HK$ million	Residential HK$ million	Consolidated HK$ million
For the six months ended 30 June 2009 (unaudited)				
Turnover				
Gross rental income from investment properties	327	290	131	748
Management fee income	57	32	14	103
	384	322	145	851
Property expenses	(48)	(28)	(19)	(95)
Segment profit	336	294	126	756
Investment income				18
Other gains and losses				5
Administrative expenses				(63)
Finance costs				(71)
Change in fair value of investment properties				397
Share of results of associates				257
Profit before taxation				1,299

All of the segment turnover reported above is from external customers.

Segment profit represents the profit earned by each segment without allocation of investment income, central administration costs and directors' salaries, other gains and losses, finance costs, change in fair value of investment properties and share of results of associates. This is the measure reported to the Group's management for the purposes of resource allocation and performance assessment.

The total assets of the Group as at the interim report date do not differ significantly since the latest annual report date.

5. Finance Costs

	Six months ended 30 June	
	2010	2009
	HK$ million	HK$ million
	(unaudited)	(unaudited)
Finance costs comprise:		
Interest on bank loans and overdrafts wholly repayable within five years	**5**	10
Interest on floating rate notes wholly repayable within five years	**1**	4
Interest on fixed rate notes wholly repayable within five years	**48**	49
Interest on fixed rate notes not wholly repayable within five years	**15**	15
Imputed interest on zero coupon notes not wholly repayable within five years	**7**	6
Total interest expenses	**76**	84
Less: Amounts capitalised	**(2)**	–
	74	84
Net interest receipts on interest rate swaps and cross currency swaps	**(35)**	(25)
Reclassification of losses from hedging reserve on financial instruments designated as cash flow hedges	**10**	6
Premium on redemption of fixed rate notes	**6**	–
Medium Term Note Programme expenses	**1**	–
Other finance costs	**4**	6
	60	71

6. Taxation

	Six months ended 30 June	
	2010	2009
	HK$ million	HK$ million
	(unaudited)	(unaudited)
Current tax		
Hong Kong profits tax (for current period)	**90**	88
Deferred tax (note 15)		
Change in fair value of investment properties	**196**	65
Other temporary differences	**16**	7
	212	72
	302	160

Hong Kong profits tax is calculated at 16.5% of the estimated assessable profit for both periods.

7. Profit for the Period

	Six months ended 30 June	
	2010	2009
	HK$ million	HK$ million
	(unaudited)	(unaudited)
Profit for the period has been arrived at after charging (crediting):		
Depreciation of property, plant and equipment	**4**	3
Dividends from available-for-sales investments	**(16)**	(14)
Gross rental income from investment properties	**(772)**	(748)
Less:		
– Direct operating expenses arising from properties that generated rental income	**110**	93
– Direct operating expenses arising from properties that did not generate rental income	**2**	2
	(660)	(653)
Interest income	**(6)**	(3)
Staff costs, comprising:		
– Directors' emoluments (Note)	**9**	9
– Share-based payments	**2**	1
– Other staff costs	**70**	67
	81	77
Share of income tax of an associate (included in share of results of associates)	**98**	91

7. Profit for the Period *continued*

Note:

In March 2010, the Emoluments Review Committee (1) reviewed and approved the 2010 annual fixed base salary and determined the 2009 performance-based bonus of the Company's executive Directors; and (2) reviewed and recommended to the Board the grant of a special fee; and for Board and Shareholder approval, the revision of fee scale for the Independent non-executive Chairman. Details are as follows:

(i) 2010 annual fixed base salaries approved by the Committee were HK$5,135,000 for Gerry Lui Fai YIM and HK$2,925,000 for Wendy Wen Yee YUNG.

(ii) 2009 performance-based bonuses approved by the Committee were HK$1,463,000 for Peter Ting Chang LEE (late Chairman) on pro-rata basis up to his cessation on 17 October 2009, and HK$1,475,512 for Wendy Wen Yee YUNG.

(iii) The grant of a special fee of HK$300,000 to the Independent non-executive Chairman, Sir David AKERS-JONES was approved by the Board in March 2010 in recognition of the special roles and responsibilities he assumed from October 2009 to March 2010 prior to the appointment of the Chief Executive Officer. The revision of his fee scale of HK$400,000 per annum, effective from 1 June 2010, was approved by shareholders at 2010 annual general meeting held on 11 May 2010.

8. Earnings per Share

(a) Basic and diluted earnings per share

The calculation of the basic and diluted earnings per share attributable to the owners of the Company is based on the following data:

	Earnings Six months ended 30 June	
	2010	2009
	HK$ million	HK$ million
	(unaudited)	(unaudited)
Earnings for the purposes of basic and diluted earnings per share: Profit for the period attributable to owners of the Company	**1,731**	1,071

	Number of shares Six months ended 30 June	
	2010	2009
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,050,813,862**	1,042,168,634
Effect of dilutive potential ordinary shares: Share options issued by the Company	**586,250**	200,592
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,051,400,112**	1,042,369,226

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices of those options are higher than the average market price for shares for both 2010 and 2009.

8. Earnings per Share *continued*

(b) Adjusted basic earnings per share

For the purpose of assessing the performance of the Group's principal activities (i.e. leasing of investment properties), the management is of the view that the profit for the period attributable to the owners of the Company should be adjusted in the calculation of basic earnings per share as follows:

	Six months ended 30 June			
	2010		2009	
	Profit HK$ million	**Basic earnings per share HK cents**	Profit HK$ million	Basic earnings per share HK cents
Profit for the period attributable to owners of the Company	**1,731**	**164.73**	1,071	102.77
Change in fair value of investment properties	**(1,214)**		(397)	
Effect of deferred taxation on change in fair value of investment properties	**204**		65	
Effect of non-controlling interests' shares	**48**		29	
Share of change in fair value of investment properties (net of deferred taxation) of an associate	**(179)**		(185)	
Underlying profit attributable to owners of the Company	**590**	**56.15**	583	55.94
Reversal of deferred taxation upon disposal of investment properties	**(8)**		–	
Net realised gain on disposal of available-for-sale investments	**-**		(3)	
Recurring underlying profit	**582**	**55.39**	580	55.65

The denominators used are the same as those detailed above for basic earnings per share.

9. Dividends

(a) Dividends recognised as distribution during the period:

	Six months ended 30 June	
	2010	2009
	HK$ million	HK$ million
	(unaudited)	(unaudited)
2009 final dividend paid – HK54 cents per share	**567**	–
2008 final dividend paid – HK54 cents per share	**–**	562
	567	562

Scrip dividend alternatives were offered to the shareholders in respect of the above dividends. These alternatives were accepted by the shareholders as follows:

	Six months ended 30 June	
	2010	2009
	HK$ million	HK$ million
	(unaudited)	(unaudited)
2009 final dividend (2008 final dividend):		
Cash payment	**538**	434
Share alternative	**29**	128
	567	562

(b) Dividend declared after the end of the reporting period:

	Six months ended 30 June	
	2010	2009
	HK$ million	HK$ million
	(unaudited)	(unaudited)
Interim dividend declared – HK14 cents per share (2009: HK14 cents per share)	**147**	147

The above interim dividends were declared after the interim reporting dates and have not been recognised as liabilities at the end of the respective reporting periods.

The declared 2010 interim dividend will be payable in cash with a scrip dividend alternative.

10. Investment Properties

	Fair value HK$ million
At 1 January 2010	37,363
Additions	512
Disposals	(50)
Change in fair value recognised in profit or loss	1,214
At 30 June 2010	**39,039**

The fair values of the Group's investment properties at 30 June 2010 have been arrived at on the basis of valuation carried out on that date by Knight Frank Petty Limited, an independent qualified professional valuer not connected with the Group. The Group's investment properties have been valued individually, on market value basis, which conforms to Hong Kong Institute of Surveyors Valuation Standards on Properties. The valuation was mainly arrived at by reference to comparable market transactions for similar properties and on the basis of capitalisation of net income with due allowance for the reversionary income and redevelopment potential.

11. Accounts Receivable

Rents from leasing of investment properties are normally received in advance. At 30 June 2010, accounts receivable of the Group with carrying amount of HK$7 million (31 December 2009: HK$8 million) mainly represented rents receipts in arrears, which were aged less than 90 days.

12. Time Deposits/Cash and Bank Balances

	At 30 June 2010 HK$ million (unaudited)	At 31 December 2009 HK$ million (audited)
Time deposits	**1,570**	1,945
Cash and bank balances	**23**	39
Cash and deposits with banks shown in the condensed consolidated statement of financial position	**1,593**	1,984
Less: Time deposits with original maturity over three months	**(948)**	(1,551)
Cash and cash equivalents shown in the condensed consolidated statement of cash flows	**645**	433

13. Accounts Payable

As at 30 June 2010, accounts payable of the Group with carrying amount of HK$146 million (31 December 2009: HK$139 million) were aged less than 90 days.

14. Borrowings

The analysis of the carrying amounts of borrowings is as follows:

	Current		**Non-Current**	
	At 30 June 2010 HK$ million (unaudited)	At 31 December 2009 HK$ million (audited)	**At 30 June 2010 HK$ million (unaudited)**	At 31 December 2009 HK$ million (audited)
Unsecured bank loans	**1,250**	400	**399**	1,049
Floating rate notes	**–**	–	**200**	200
Fixed rate notes	**–**	–	**1,936**	1,980
Zero coupon notes	**–**	–	**290**	262
	1,250	400	**2,825**	3,491

15. Deferred Taxation

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the period:

	Accelerated tax depreciation HK$ million	Revaluation of properties HK$ million	Tax losses HK$ million	Total HK$ million
At 1 January 2010, as originally stated	266	3,619	(4)	3,881
Effect of changes in accounting policies (note 2)	–	32	–	32
At 1 January 2010, as restated	266	3,651	(4)	3,913
Charge to profit or loss (note 6)	12	196	4	212
Charge to other comprehensive income	–	3	–	3
At 30 June 2010	**278**	**3,850**	**-**	**4,128**

At 30 June 2010, the Group has unused estimated tax losses of HK$517 million (31 December 2009: HK$534 million), of which HK$260 million (31 December 2009: HK$252 million) has not been agreed by IRD, available for offset against future profits. No deferred tax asset has been recognised in respect of such losses as the utilisation of these estimated tax losses is uncertain. These estimated tax losses may be carried forward indefinitely.

At 30 June 2010, the Group has deductible temporary differences of HK$70 million (31 December 2009: HK$55 million) arising from the revaluation of properties. No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary difference can be utilised.

16. Capital Commitments

At the end of the reporting period, the Group had the following capital commitments in respect of its investment properties:

	At 30 June 2010 HK$ million (unaudited)	At 31 December 2009 HK$ million (audited)
Authorised but not contracted for	**295**	432
Contracted but not provided for	**1,723**	1,768

17. Related Party Transactions and Balances

(a) Transactions with related parties

During the interim period, the Group has received gross rental income from the following related parties:

	Six months ended 30 June	
	2010 HK$ million (unaudited)	2009 HK$ million (unaudited)
Substantial shareholder	**1**	1
Directors (Note)	**13**	12
	14	13

Note:

The sum of transactions with Directors represented the aggregate gross rental income received under various leases respectively with Directors of approximately HK$399,000 (2009: HK$510,000), and companies controlled by Directors or their associates in aggregate of approximately HK$12,613,000 (2009: HK$11,890,000).

17. Related Party Transactions and Balances *continued*

(b) Balance with a related party

As at 30 June 2010, the Group has an amount of HK$94 million (31 December 2009: HK$94 million) due to a minority shareholder, which represented outstanding loan advanced to a non wholly-owned subsidiary of the Group, Barrowgate Limited ("Barrowgate") by Mightyhall Limited, a wholly-owned subsidiary of Jebsen and Company Limited ("Jebsen and Company"), of which Hans Michael JEBSEN is a director and shareholder, as shareholders' loan in proportion to its shareholding in Barrowgate for general funding purpose. The amount is unsecured, interest-free and repayable on demand.

(c) Compensation of key management personnel

The remuneration of Directors and other members of key management of the Group during the period were as follows:

	Six months ended 30 June	
	2010	2009
	HK$ million	HK$ million
	(unaudited)	(unaudited)
Salaries and other short-term employee benefits	**10**	10
Share-based payments	**2**	3
	12	13

The remuneration of the Directors and key executives is determined by the Emoluments Review Committee and the Chief Executive Officer respectively having regard to the performance of individuals and market trends.

Additional Information

Corporate Governance

Corporate governance is a long-established tradition at Hysan. Central to this is a deeply-ingrained corporate governance culture emphasizing accountability, transparency and integrity. Our governance model aims to combine the best of family ownership and professional management. Over the years, governance systems and processes have been established. Our corporate governance culture is not limited to our Board of Directors; its reach spans beyond senior management and cultivates a culture and system of team work across the Company. Since 2004, the Board has adopted the Corporate Governance Guidelines (available on the Company's website: www.hysan.com.hk), which forms the general framework of our corporate governance practices. Hysan is honoured to be included as a founding constituent member of the new Hang Seng Corporate Sustainability Index Series launched in July 2010.

Hysan meets the requirements of the Code Provisions contained in the Code on Corporate Governance Practices (the "Corporate Governance Code") set out in Appendix 14 of the Listing Rules, except that its Emoluments Review Committee (established since 1987) has the responsibility for reviewing the fee payable to the Chairman and determining compensation at executive Director level only. The Board is of the view that, in light of the current organisational structure and the relatively simple nature of Hysan's business activities, the current arrangements are appropriate. The Board will continue to review this arrangement in light of the needs of the Group.

During the review period, there were changes to the composition of the Board and Board committees, details are set out in the relevant sections below.

Board Effectiveness

Board Responsibilities and Board/Management Relationship

The roles of the Board and of the management are separate and distinct. The Board's responsibility is, firstly to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of the Group's strategic objectives. On the other hand, the responsibility for the day-to-day management of the Group's business activities and the implementation of the Group's policies remains vested in management.

The Board and management fully appreciate their respective roles and are supportive of the development of a healthy corporate governance culture.

These are governed by a formal Board of Directors Mandate (details are available on the Company's website: www.hysan.com.hk) which sets out the key responsibilities of the Board in fulfilling its stewardship roles. These include strategic planning and monitoring, internal controls and risk management, culture and values, capital management, corporate governance and board succession.

Board Effectiveness *continued*

Board Composition

The Board currently comprises 2 Executive Directors, 4 Independent non-executive Directors and 5 Non-executive Directors. There is a majority of Non-executive Directors on the Board with a wide range of experience and calibre who bring valuable judgment on issues of strategy, performance and resources.

Sir David AKERS-JONES was appointed Independent non-executive Chairman on 11 January 2010. Gerry Lui Fai YIM was appointed Chief Executive Officer on 10 March 2010. During the review period, Philip Yan Hok FAN and Joseph Chung Yin POON were appointed Independent non-executive Directors and Michael Tze Hau LEE was appointed Non-executive Director. Dr. Geoffrey Meou-tsen YEH and Fa-kuang HU stepped down as Independent non-executive Directors as from conclusion of the Annual General Meeting (the "AGM") held on 11 May 2010.

Board Process

The Board meets at least quarterly. A detailed list of Matters Reserved for Board Decisions sets out the key matters that are to be retained for the decision of the full Board and such list is reviewed periodically, at least once a year. These matters include long-term objectives and strategies; the extension of Group activities into new business areas; annual budgets; preliminary announcements of interim and final results; dividends; material banking facilities; material acquisitions and disposals; connected transactions; annual internal controls assessment; and appointments to the Board following recommendations by the Nomination Committee.

An important element of the Company's corporate governance programme is the continuous improvement in the quality and timeliness of the dissemination of information to Directors. The Board receives detailed quarterly presentations from management in respect of their areas of responsibility. Monthly reports showing performance highlights are also provided. Appropriate key performance indicators are used to facilitate benchmarking and peer group comparison. Financial plans, including budgets and forecasts, are regularly discussed at Board meetings. From time to time, the Board also receives presentations, including from non-Board management members, on issues of significance or new opportunities for the Group. This facilitates the build-up of constructive relations and dialogue between the Board and the management team. Directors are also kept updated of any material developments from time to time through notifications and circulars giving them the relevant background and explanatory information. Directors also have access to non-Director management staff where appropriate. These ensure that the Board will be given the answers it needs.

The Board recognises that there may be occasions when one or more Directors feel that it is necessary to obtain independent legal and/or financial advice for the purpose of fulfilling their obligations. Such advice may be obtained at the Company's expense and there is an agreed upon procedure to enable Directors to obtain such advice, as stated in our Corporate Governance Guidelines.

Board Effectiveness *continued*

Internal Controls

The Group is committed to implementing effective risk management policies and internal controls procedures to identify and manage the risks that the Group may be exposed to, thereby providing reasonable assurance regarding the achievement of corporate objectives.

The Board has the overall responsibility to ensure that sound and effective internal controls are maintained, while management is charged with the responsibility to design and implement the internal controls system to manage risks. As stated in our 2009 Annual Report, the Board considered the internal controls system effective and adequate. The scope of this review covers the adequacy of resources, qualifications/experience of staff of the Group's accounting and financial reporting function, and their training programmes and budget. No significant areas of concern which might affect the operational, financial reporting and compliance functions of the Company are identified.

Our Internal Audit function assists management in its monitoring function by providing independent assessment and assurance. The principle of independence was firmly established, as evident by its reporting line to Audit Committee and Chief Executive Officer.

Board Committees

In order to provide effective oversight and leadership and pursuant to its Corporate Governance Guidelines, the Board has established 3 corporate governance-related Board committees (being the Audit, Emoluments Review and Nomination Committees). During the review period, following every committee meeting, committee chairs report to the Board on the activities of their respective committees.

- ***Audit Committee***

  The Audit Committee is currently chaired by Nicholas Charles ALLEN, Independent non-executive Director and has a majority of Independent non-executive Directors. During the review period, Chien LEE had resigned and Dr. Geoffrey Meou-tsen YEH had retired as members of the Committee. Anthony Hsien Pin LEE (Non-executive Director) and Philip Yan Hok FAN (Independent non-executive Director) had been appointed as members of the Committee instead. It meets no less than twice a year. Meetings are also attended by management by invitation including the Head of Finance Department. Full terms of reference are available on the Company's website: www.hysan.com.hk.

Board Effectiveness *continued*

Board Committees *continued*

- ***Audit Committee*** *continued*

  Hysan believes that crucial to the effective functioning of an audit committee is a clear appreciation of the separate roles of management, the external auditor and Audit Committee members. Hysan management is responsible for selecting appropriate accounting policies and the preparation of the financial statements. The external auditor is responsible for auditing and attesting to the Group's financial statements and evaluating the Group's system of internal controls, to the extent that they consider necessary to support their audit report. The Audit Committee, as the delegate of the full Board, is responsible for overseeing the entire process. The Committee reports to the Board after each meeting which addresses the work and findings of the Committee.

  The Committee also has the responsibility of reviewing the Group's "whistle-blowing" procedures for employees to raise concerns, in confidence or anonymously, about possible breaches of the Group's Code of Ethics and to ensure that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action.

  The Committee has reviewed and discussed with management and external auditor the unaudited condensed consolidated financial statements for the first six months of 2010 included in this Report.

- ***Emoluments Review Committee***

  The Group's Emoluments Review Committee is also chaired by Sir David AKERS-JONES, Independent non-executive Chairman and has a majority of Independent non-executive Directors. During the review period, Fa-kuang HU and Dr. Geoffrey Meou-tsen YEH, Independent non-executive Directors, retired as members of the Committee and Philip Yan Hok FAN (Independent non-executive Director) and Michael Tze Hau LEE (Non-executive Director) were appointed as members of the Committee in their stead. The Committee generally meets at least once every year. Full terms of reference are available on the Company's website: www.hysan.com.hk.

  The function of the Committee is to review and determine the remuneration of the executive Directors. Management makes recommendations to the Committee on the Company's framework for, and cost of, the remuneration of the executive Director and the Committee then reviews these recommendations. The Committee also reviews the fee of the Chairman prior to its being submitted for approval at the AGM. No Director or any of his associates is involved in deciding his own remuneration.

  A separate "Directors' Remuneration and Interests Report" in the 2009 Annual Report sets out details of the level of the Directors' remuneration including remuneration breakdown of each individual executive Directors on a "named" basis.

Board Effectiveness *continued*

Board Committees *continued*

- ***Nomination Committee***

  The Nomination Committee is chaired by Sir David AKERS-JONES, Independent non-executive Chairman. Dr. Geoffrey Meou-tsen YEH, Independent non-executive Director, was a member of the Committee until he retired. Philip Yan Hok FAN (Independent non-executive Director), Chien LEE (Non-executive Director) and Gerry Lui Fai YIM (Chief Executive Officer) were appointed as members of the Committee. The Committee meets when it is considered necessary. Full terms of reference are available on the Company's website: www.hysan.com.hk.

  The Committee has the responsibility of nominating for Board approval candidates to fill Board vacancies as and when they arise and of evaluating the balance of skills, knowledge and experience of the Board. It is clearly set out in the terms of reference of the Committee that the Chairman of the Board shall not chair the Committee when it is dealing with the matter of succession of the chairmanship.

Communication with Shareholders

The Group is committed to maintaining a policy of open and timely disclosure of relevant information on its attributes to shareholders and other stakeholders, subject to applicable legal requirements. A communication programme is in place to maintain an on-going dialogue with the Company's stakeholders, including communication with shareholders in a regular and timely manner, through the Group's annual and interim reports and accounts, press releases/announcements; and holding regular briefings and meetings for analysts and the media, as appropriate. The Board is equally interested in the concerns of private shareholders and recognises the significance of constructive use of the AGM as a useful means to enter into a dialogue with private shareholders based on mutual understanding of objectives. Individual shareholders can put questions to the Chairman at the general meeting. Board Committee Chairmen, as provided under the respective terms of references, attend AGMs to respond to any shareholder questions on the activities of the Committees. Since 2004, to enable shareholders to gain a better understanding of our business activities, we have included a "business review" session in addition to the statutory part of the meeting. In the 2010 AGM, topics addressed include overview of the 2009 business environment, financial position, annual results and subsequent updates, and 2010 outlook.

We recognise the significance of consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about Hysan. The Group's Corporate Disclosure Policy provides guidance for coordinating the disclosure of material information to investors, analysts and media as well as our processes for results announcements.

Updated Information on Directors Pursuant to Rule 13.51B(1) of the Listing Rules

Directors' Updated Biographical Details

The Directors' updated information is set out below. Upon specific enquiry by the Company and following confirmations from Directors, save as otherwise set out in this Report, there is no change in the information of the Directors required to be disclosed pursuant to Rule 13.51B of the Listing Rules since the Company's last published annual report.

Sir David AKERS-JONES G.B.M., K.B.E., C.M.G., J.P.
Sir David is chairman of GAM Hong Kong Limited, deputy chairman of CNT Group Limited and a non-executive director of China Everbright International Limited and K. Wah International Holdings Limited. He is also a chairman and member of various voluntary organisations. He received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. He was appointed a Director in 1989, Deputy Chairman in 2001 and became Independent non-executive Chairman in January 2010.

Gerry Lui Fai YIM
Mr. Yim, Chief Executive Officer, leads the management team and is responsible for the entire Group's business and developments. Prior to joining Hysan, he was managing director (for the Americas, Middle East and Africa) of the ports division of a conglomerate and has held senior positions in general management, finance, and investment banking at major organisations in Hong Kong. Mr. Yim holds a Bachelor's degree in Economics from the University of Leeds, United Kingdom. He is a member of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants. He was appointed Executive Director in December 2009 and Chief Executive Officer in March 2010.

Nicholas Charles ALLEN
Mr. Allen is an independent non-executive director of CLP Holdings Limited, Lenovo Group Limited and VinaLand Limited. He has extensive experience in accounting and auditing and was a partner of PricewaterhouseCoopers (PwC) from 1988 until his retirement in June 2007. His other appointments in Hong Kong prior to his retirement from PwC included: Member of the Securities & Futures Appeal Panel; Member of the Takeovers & Merger Panel; Member of the Takeovers Appeal Committee; Member of the Share Registrars' Disciplinary Committee and Member of the Disciplinary Panel of the Hong Kong Institute of Certified Public Accountants. Mr. Allen holds a Bachelor of Arts degree in Economics/Social Studies from Manchester University, United Kingdom. He is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants. He was appointed an Independent non-executive Director in November 2009.

Philip Yan Hok FAN
Mr. Fan is a non-executive director of China Everbright International Limited and an independent non-executive director of HKC (Holdings) Limited and Zhuhai Zhongfu Enterprise Co. Ltd. Mr. Fan holds a Bachelor's Degree in Industrial Engineering and a Master's Degree in Operations Research from Stanford University, as well as a Master's Degree in Management Science from Massachusetts Institute of Technology. He was appointed Independent non-executive Director in January 2010.

Updated Information on Directors Pursuant to Rule 13.51B(1) of the Listing Rules *continued*

Directors' Updated Biographical Details *continued*

Joseph Chung Yin POON

Mr. Poon is group managing director of a private company and an independent non-executive director of AAC Acoustic Technologies Holdings Inc. He was formerly managing director and deputy chief executive of Hang Seng Bank Limited and had held senior management posts in HSBC Group and a number of international renowned financial institutions. Mr. Poon is a member of the Board of Inland Revenue of Hong Kong Special Administrative Region and the Environment and Conservation Fund Investment Committee, also a committee member of the Chinese General Chamber of Commerce. He was the former chairman of Hang Seng Index Advisory Committee, Hang Seng Indexes Company Limited. Mr. Poon holds a Bachelor of Commerce degree from the University of Western Australia, is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in Australia. He was appointed Independent non-executive Director in January 2010.

Hans Michael JEBSEN B.B.S.

Mr. Jebsen is chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. He is also an independent non-executive director of The Wharf (Holdings) Limited. He was appointed a Non-executive Director in 1994.

Anthony Hsien Pin LEE

Mr. Lee is a director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. He is also an alternate director of Television Broadcasts Limited. He received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Mr. Lee is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. He was appointed a Non-executive Director in 1994.

Chien LEE

Mr. Lee is a private investor and a non-executive director of Swire Pacific Limited and Television Broadcasts Limited and a number of private companies. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Mr. Lee was appointed a Non-executive Director in 1988.

Michael Tze Hau LEE

Mr. Lee is currently the managing director of MAP Capital Limited, an investment management company. He is also an independent non-executive director of Hong Kong Exchanges and Clearing Limited, Chen Hsong Holdings Limited, Trinity Limited; and a Steward of Hong Kong Jockey Club. Mr. Lee was an independent non-executive director of Tai Ping Carpets International Limited and a member of the Main Board and Growth Enterprise Market Listing Committees of The Stock Exchange of Hong Kong Limited. Mr. Lee is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. He joined the Board in January 2010 having previously served as a Director from 1990 to 2007. Mr. Lee received his Bachelor of Arts Degree from Bowdoin College and his Master of Business Administration Degree from Boston University.

Directors' Updated Biographical Details *continued*

Dr. Deanna Ruth Tak Yung RUDGARD O.B.E.

Dr. Rudgard received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. She is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. She was appointed a Non-executive Director in 1993.

Wendy Wen Yee YUNG

Ms. Yung joined the Group in 1999 and was appointed an Executive Director in 2008. She is responsible for the Group's office and residential leasing, as well as property management activities. In addition, she advises the Board on corporate governance systems and developments generally. Ms. Yung holds a Master of Arts degree from Oxford University, United Kingdom and is qualified as a solicitor of the Supreme Court of England and Wales as well as High Court of Hong Kong. She was a partner of an international law firm prior to joining the Group. Ms. Yung is also qualified as a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants, and sits on the Institute's Professional Accountants in Business Leadership Panel.

Directors' Emoluments

The basis of determining the Directors' emoluments (including bonus payments) and the fee structure (except the fee for the Independent non-executive Chairman which was revised upon approval of the shareholders at the 2010 AGM) for Directors and members of the Company's Board committees remained unchanged during the review period. Details of the Directors' fee structure for membership on the Board and the various committees had been set out in the Company's 2009 Annual Report. Where a Director serves on the Board and/or Committee for less than one year, his/her fees will be paid on a pro-rata basis. In March 2010, the Emoluments Review Committee (i) reviewed and approved the 2010 annual fixed base salary and determined the 2009 performance-based bonus of the Executive Directors; and (ii) reviewed and recommended to the Board the grant of a special fee of HK$300,000 to the Independent non-executive Chairman in recognition of the special roles and responsibilities he assumed from October 2009 to March 2010 prior to the appointment of the Chief Executive Officer; and for Board and Shareholder approval, the revision of fee scale to HK$400,000 for the Independent non-executive Chairman effective from 1 June 2010. Further details are set out in the note to the condensed consolidated financial statements on pages 19 and 20.

An Executive Director was also granted share options on 11 March 2010 pursuant to the Company's share option scheme, details are set out in the section "Long-term Incentives: Share Option Schemes" below.

Directors' Interests in Shares

As at 30 June 2010, the interests and short positions of the Directors in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), are set out below:

Aggregate long positions in shares and underlying shares of the Company

	Number of ordinary shares held					
Name	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**	**Total**	**% of the issued share capital** (Note a)
Hans Michael JEBSEN	60,000	–	2,433,371 (Note b)	–	2,493,371	0.237
Chien LEE	800,000	–	–	–	800,000	0.076
Deanna Ruth Tak Yung RUDGARD	1,871,600	–	–	–	1,871,600	0.178
Gerry Lui Fai YIM	40,000	–	–	–	40,000	0.004
Wendy Wen Yee YUNG	28,000	–	–	–	28,000	0.003

Notes:

(a) This percentage has been compiled based on the total number of shares of the Company in issue (i.e. 1,051,937,685 ordinary shares) as at 30 June 2010.

(b) Such shares were held through a corporation in which Hans Michael JEBSEN was a member entitled to exercise no less than one-third of the voting power at general meeting.

Certain executive Directors of the Company have been granted share options under the Company's share option schemes (details are set out in the section headed "Long-term incentives: Share Option Schemes" below). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

Directors' Interests in Shares *continued*

Aggregate long positions in shares of associated corporations

Listed below is a Director's interest in the shares of Barrowgate, a 65.36% subsidiary of the Company:

Name	Number of ordinary shares held			% of the issued share capital
	Corporate interests	Other interests	Total	
Hans Michael JEBSEN	1,000	–	1,000	10 (Note)

Note:

Jebsen and Company held a 10% interest in the issued share capital in Barrowgate through a wholly-owned subsidiary. Hans Michael JEBSEN was deemed to be interested in the shares of Barrowgate by virtue of being a controlling shareholder of Jebsen and Company.

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations as at 30 June 2010 were recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Long-term Incentives: Share Option Schemes

The Company has granted options under 2 executive share option schemes. The purpose of both schemes was to strengthen the link between individual staff and shareholder interests. The power of grant to executive Directors is vested in the Emoluments Review Committee and endorsed by all Independent non-executive Directors as required under the Listing Rules. The Chairman and/or the Chief Executive Officer may make grants to management staff below executive Director level.

The 1995 Share Option Scheme (the "1995 Scheme")

The 1995 Scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

The 2005 Share Option Scheme (the "2005 Scheme")

The Company adopted the 2005 Scheme at its AGM held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015 (together with the 1995 Scheme are referred to as the "Schemes").

During the review period, a total of 714,000 shares options were granted under the 2005 Scheme.

As at 30 June 2010, an aggregate of 3,339,000 shares are issuable for options granted under the Schemes, representing approximately 0.32% of the issued share capital of the Company.

Directors' Interests in Shares *continued*

Long-term Incentives: Share Option Schemes *continued*

Details of options granted, exercised, cancelled/lapsed and outstanding under the Schemes during the review period are as follows:

Name	Date of grant	Exercise price HK$	Exercisable period (Note a)	Balance as at 1.1.2010	Changes during the period			Balance as at 30.6.2010
					Granted	Exercised	Cancelled/ lapsed	
1995 Scheme								
Executive Director								
Wendy Wen Yee YUNG	30.3.2005	15.850	30.3.2005 – 29.3.2015	96,000	–	–	–	96,000
2005 Scheme								
Executive Directors								
Peter Ting Chang LEE (Note b)	6.3.2007	21.380	6.3.2007 – 16.1.2011	235,000	–	–	–	235,000
	13.3.2008	21.450	13.3.2008 – 16.1.2011	260,000	–	–	–	260,000
	11.3.2009	11.760	11.3.2009 – 16.1.2011	500,000	–	–	–	500,000
Gerry Lui Fai YIM	1.12.2009	22.800	1.12.2009 – 30.11.2019	218,000	–	–	–	218,000
Wendy Wen Yee YUNG	26.6.2006	20.110	26.6.2006 – 25.6.2016	110,000	–	–	–	110,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	95,000	–	–	–	95,000
	31.3.2008	21.960	31.3.2008 – 30.3.2018	100,000	–	–	–	100,000
	11.3.2009	11.760	11.3.2009 – 10.3.2019	300,000	–	–	–	300,000
	11.3.2010	22.100 (Note c)	11.3.2010 – 10.3.2020	–	185,000	–	–	185,000

Directors' Interests in Shares *continued*

Long-term Incentives: Share Option Schemes *continued*

Name	Date of grant	Exercise price HK$	Exercisable period (Note a)	Balance as at 1.1.2010	Changes during the period: Granted	Exercised	Cancelled/ lapsed	Balance as at 30.6.2010
2005 Scheme								
Eligible employees (Note d)	30.3.2006	22.000	30.3.2006 – 29.3.2016	23,000	–	–	–	23,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	31,000	–	–	–	31,000
	31.3.2008	21.960	31.3.2008 – 30.3.2018	88,000	–	–	–	88,000
	2.5.2008	23.900	2.5.2008 – 1.5.2018	95,000	–	–	–	95,000
	2.10.2008	20.106	2.10.2008 – 1.10.2018	85,000	–	–	–	85,000
	31.3.2009	13.300	31.3.2009 – 30.3.2019	411,000	–	(8,000) (Note e)	(14,000) (Note f)	389,000
	31.3.2010	22.450 (Note g)	31.3.2010 – 30.3.2020	–	529,000	–	–	529,000
				2,647,000	714,000	(8,000)	(14,000)	3,339,000

Notes:

(a) All options granted have a vesting period of 3 years in equal proportions.

(b) The late Chairman, Peter Ting Chang LEE, passed away on 17 October 2009. An extension in time (to 16 January 2011) for exercising his options was granted to his legal personal representative pursuant to the 2005 Scheme.

(c) The closing price of the shares of the Company immediately before the date of grant (i.e. as of 10 March 2010) was HK$22.400.

(d) Eligible employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance.

(e) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$20.200.

(f) The options lapsed during the period upon resignation of an eligible employee.

(g) The closing price of the shares of the Company immediately before the date of grant (i.e. as of 30 March 2010) was HK$22.550.

Apart from the above, the Company had not granted any share option under the Schemes to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

Directors' Interests in Shares *continued*

Long-term Incentives: Share Option Schemes *continued*

Value of share options

Pursuant to Rule 17.08 of the Listing Rules, the value of the share options granted during the period is as follows to be expensed through the Group's income statement over the three-year vesting period of the options.

The fair values of share options granted by the Company were determined by using Black-Scholes option pricing model (the "Model"). The Model is one of the commonly used models to estimate the fair value of an option. The variables and assumptions used in computing the fair value of the share options are based on the management's best estimate. The value of an option varies with different variables of a number of subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option. The inputs into the Model were as follows:

Date of grant	**31.3.2010**	**11.3.2010**
Closing share price at the date of grant	HK$22.450	HK$22.100
Exercise price	HK$22.450	HK$22.100
Risk free rate (Note a)	2.843%	2.780%
Expected life of option (Note b)	10 years	10 years
Expected volatility (Note c)	35.489%	35.459%
Expected dividend per annum (Note d)	HK$0.582	HK$0.582
Estimated fair values per share option	HK$8.598	HK$8.425

Notes:

(a) Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

(b) Expected life of option: being the period of 10 years commencing on the date of grant, based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

(c) Expected volatility: being the approximate historical volatility of closing prices of the shares of the Company in the past one year immediately before the date of grant for the options granted before 1 December 2009. Management had since reviewed the basis of valuation and considered that it would be more appropriate that the expected volatility be the approximate historical volatility of closing prices of the shares of the Company in the past 10 years immediately before the date of grant in order to match the expected life of the options of 10 years.

(d) Expected dividend per annum: being the approximate average annual cash dividend for the past 5 financial years.

Substantial Shareholders' and Other Persons' Interests in Shares

As at 30 June 2010, the interests or short positions of substantial shareholders and other persons of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company, were as follows:

Aggregate long positions in shares and underlying shares of the Company

Name	Capacity	Number of ordinary shares held	% of the issued share capital (Note a)
Lee Hysan Estate Company, Limited	Beneficial owner and interests of controlled corporations	433,130,735 (Note b)	41.17
Lee Hysan Company Limited	Interests of controlled corporations	433,130,735 (Note b)	41.17
Silchester International Investors Limited	Investment manager	115,591,000	10.99
Silchester International Investors International Value Equity Trust	Beneficial owner	53,187,000 (Note c)	5.06

Notes:

(a) The percentage has been compiled based on the total number of shares of the Company in issue as at 30 June 2010 (i.e. 1,051,937,685 ordinary shares).

(b) These interests represent the same block of shares of the Company. 270,118,724 shares were held by Lee Hysan Estate Company, Limited ("LHE") and 163,012,011 shares were held by certain subsidiaries of LHE. LHE is a wholly-owned subsidiary of Lee Hysan Company Limited.

(c) According to notification received by the Company, this shareholding interest is part of the block of shareholding held by Silchester International Investors Limited.

Apart from the above, no other interest or short position in the shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO as at 30 June 2010.

Related Party Transactions

The Group entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Group in the ordinary course of business, which contracts were negotiated on normal commercial terms and on an arm's length basis. Further details are set out in note 17 to the condensed consolidated financial statements.

Some of these transactions also constitute "Continuing Connected Transactions" under the Listing Rules, as identified on pages 43 to 47.

Continuing Connected Transactions

Certain transactions entered into by the Group constituted continuing connected transactions (the "Transactions") under Rule 14A.34 of the Listing Rules during the review period. Details of the Transactions required to be disclosed are set out as follows:

I. Leases granted by the Group

(a) The Lee Gardens, 33 Hysan Avenue, Hong Kong ("The Lee Gardens")

The following lease arrangements were entered into by Perfect Win Properties Limited, a wholly-owned subsidiary of the Company and property owner of The Lee Gardens, as landlord, with Oxer Limited ("Oxer"), an associate of Michael Tze Hau LEE, Non-executive Director of the Company. Details of the lease arrangement are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration (Note a)
(i) Oxer Limited (Note b)	30 August 2007 (Lease and Supplemental Lease)	3 years commencing from 1 July 2007 (for Room 3703) and 35 months commencing from 1 August 2007 (for Room 3704)	Rooms 3703 and 3704 on the 37th Floor	2010: HK$734,235 (on pro-rata basis) (Note c)
	6 July 2007 (Carpark Licence Agreement)	34 months commencing from 1 September 2007	1 carparking space	
(ii) Oxer Limited	14 June 2010 (Lease and Carpark Licence Agreement)	3 years commencing from 1 July 2010	Rooms 3703 and 3704 on the 37th Floor and 1 carparking space	2010: HK$819,438 (on pro-rata basis) 2011: HK$1,638,876 2012: HK$1,638,876 2013: HK$819,438 (on pro-rata basis)

Continuing Connected Transactions *continued*

I. Leases granted by the Group *continued*

(b) Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two")

The following lease arrangements were entered into by Barrowgate, a 65.36% subsidiary of the Company and property owner of Lee Gardens Two, as landlord with the following connected persons:

Connected person	Date of agreement	Terms	Premises	Annual consideration (Note a)
(i) Jebsen and Company Limited (Note d)	29 June 2007	3 years commencing from 1 September 2007	Office units on the 28th, 30th and 31st Floors	2010: HK$13,840,852 (on pro-rata basis) (Note c)
(ii) Jebsen and Company Limited	31 March 2010	3 years commencing from 1 September 2010	Office units on the 28th, 30th and 31st Floors	2010: HK$6,934,184 (on pro-rata basis) 2011: HK$20,802,552 2012: HK$20,802,552 2013: HK$13,868,368 (on pro-rata basis)
(iii) Hang Seng Bank Limited (Note d)	15 October 2007 (Note e)	72 months commencing from 15 October 2007 (for Shops 2-10 on the Lower Ground Floor) 68 months commencing from 15 February 2008 (for Shop G13A on the Ground Floor and Shops 11-12 on the Lower Ground Floor) (Note f)	Shop G13A on the Ground Floor and Shops 2-10 and 11-12 on the Lower Ground Floor	2010: HK$9,994,740 (on pro-rata basis upto 14 October 2010) (Notes c and g)
(iv) Pearl Investments (HK) Limited (Note h)	23 May 2008 (Lease)	3 years commencing from 15 May 2008	Room 1401C on the 14th Floor	2010: HK$2,017,611 (on pro-rata basis for the Carpark Licence Agreement)
	18 May 2007 (Carpark Licence Agreement and a supplemental letter dated 5 June 2007)	3 years commencing from 1 June 2007	1 carparking space	2011: HK$739,226 (on pro-rata basis for the Lease) (Note c)
(v) MF Jebsen International Limited (Note i)	22 December 2008	3 years commencing from 1 February 2008	Office units on the 24th and 25th Floors	2010: HK$7,819,143 (on pro-rata basis) 2011: HK$1,127,761 (on pro-rata basis) (Note j)

Continuing Connected Transactions *continued*

I. Leases granted by the Group *continued*

(c) One Hysan Avenue, Causeway Bay, Hong Kong ("One Hysan Avenue")

The following lease arrangement was entered into by OHA Property Company Limited, a wholly-owned subsidiary of the Company and property owner of One Hysan Avenue, as landlord with Atlas Corporate Management Limited, a wholly-owned subsidiary of LHE, a substantial shareholder of the Company (holding 41.17% interest). Details of the lease are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration (Note a)
Atlas Corporate Management Limited	14 November 2008	3 years commencing from 1 November 2008	Whole of 21st Floor	2010: HK$2,519,391 2011: HK$2,103,300 (on pro-rata basis) (Note c)

II. Provision of leasing and property management services to a non wholly-owned subsidiary regarding Lee Gardens Two

The following management agreements were entered into by Hysan Leasing Company Limited and Hysan Property Management Limited, both being wholly-owned subsidiaries of the Company, with Barrowgate for the provision of services to Lee Gardens Two, including (i) leasing, marketing and lease administration services; and (ii) property management services:

Connected person	Date of agreement	Terms	Premises	Consideration
(i) Barrowgate Limited	25 February 2004 and 2 Supplemental Appointment Letters of 19 July 2004 and 7 February 2007	3 years commencing from 1 April 2004 (renewed for further 3 years)	Whole premises of Lee Gardens Two	HK$4,704,030 (i) and HK$649,920 (ii) (Note k)
(ii) Barrowgate Limited	31 March 2010	3 years commencing from 1 April 2010	Whole premises of Lee Gardens Two	HK$6,635,982 (i) and HK$704,952 (ii) (Note l)

Continuing Connected Transactions *continued*

Notes:

(a) The annual considerations are based on current rates of rental, operating charges, (for retail premises) promotional levies and (for carparking spaces) licence fees for each of the relevant financial years. The rental, operating charges, promotional levies and licence fees (as the case may be) are payable monthly in advance.

(b) Oxer is a connected person of the Company by virtue of its being an associate of Michael Tze Hau LEE, Non-executive Director of the Company.

(c) The monthly promotional levy and operating charge (as the case may be) were revised with effect from 1 January 2010 and 1 April 2010 respectively while the rental and licence fee (as the case may be) remained unchanged.

(d) Jebsen and Company and Hang Seng Bank Limited ("Hang Seng") are beneficial substantial shareholders of Barrowgate and having equity interest of 10% and 24.64% respectively in Barrowgate.

(e) Barrowgate and Hang Seng entered into an agreement for lease dated 15 October 2007. A formal lease agreement and a supplemental deed in respect of the premises mentioned under I(b)(iii) above were entered on 15 February 2008 and 13 May 2008 respectively.

(f) The term of the lease mentioned under I(b)(iii) above exceeds 3 years and, according to Listing Rules requirement, an independent financial adviser to the Board was engaged and it formed the view that the term of this lease with duration longer than 3 years was required and it was normal business practice for leases of this type to be of such duration.

(g) The rent for the period from 15 October 2010 to 14 October 2013 will be reviewed at the then prevailing market rent and to be agreed by Barrowgate and Hang Seng.

(h) Pearl Investments (HK) Limited is a connected person of the Company by virtue of its being an associate of Chien LEE, Non-executive Director of the Company.

(i) MF Jebsen International Limited became a connected person of the Company upon amendments of the Listing Rules effective 3 June 2010 by virtue of its being controlled (more than 50%) by the brother of Hans Michael JEBSEN, Non-executive Director of the Company.

(j) The annual considerations are based on current rates of rental and operating charges calculating from effective date of amendments of the Listing Rules (i.e. 3 June 2010).

(k) These represent the actual considerations for the period from 1 January 2010 to 31 March 2010, calculated on the basis of the fee schedules as prescribed in the respective management agreements.

(l) These represent the actual considerations for the period from 1 April 2010 to 30 June 2010, calculated on the basis of the fee schedules as prescribed in the respective management agreements.

Continuing Connected Transactions *continued*

All the Transactions were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions. Announcements were published regarding the Transactions in accordance with the Listing Rules. The Stock Exchange has granted a waiver for the Transactions referred to in section II(i) above by virtue of Rule 14A.42 from strict compliance with the requirements of Rules 14A.35, 14A.45 to 14A.47 of the Listing Rules on condition that details of the Transactions be included in the Company's subsequent published annual report for financial years in which the relevant Transactions are subsisting.

Compliance of the Model Code

The Company has adopted the Model Code set out in the Appendix 10 to the Listing Rules as its own code of conduct regarding Directors' securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standards set out in the Model Code throughout the review period.

Purchases, Sale or Redemption of the Company's Listed Securities

During the review period, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Human Resources Practices

The Group aims to attract, retain and develop high calibre individuals committed to attaining our objectives. The total number of employees as at 30 June 2010 was 491. The Group's human resources practices are aligned with our corporate objectives so as to maximise shareholder value and achieve growth.

There has been no material change in respect of the human resources policy, including performance measurement and reward, training and development as set out in our 2009 Annual Report.

Corporate Information

Board of Directors

Independent Non-Executive Chairman

Sir David AKERS-JONES
G.B.M., K.B.E., C.M.G., J.P.
(Chairing E, N)

Chief Executive Officer

Gerry Lui Fai YIM *(N)*

Independent non-executive Directors

Nicholas Charles ALLEN
(Chairing A)

Philip Yan Hok FAN *(A, E, N)*

Joseph Chung Yin POON

Non-executive Directors

Hans Michael JEBSEN
B.B.S.

Anthony Hsien Pin LEE *(A)*

Chien LEE *(N)*

Michael Tze Hau LEE *(E)*

Dr. Deanna Ruth Tak Yung RUDGARD
O.B.E.

Executive Director

Wendy Wen Yee YUNG
Executive Director and Company Secretary

Auditor

Deloitte Touche Tohmatsu

Share Registrars and Transfer Office

Tricor Standard Limited
26/F., Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

Registered Office

49/F., The Lee Gardens
33 Hysan Avenue
Hong Kong

(A) *Audit Committee*
(E) *Emoluments Review Committee*
(N) *Nomination Committee*

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

Announcement of interim results	10 August 2010
Ex-dividend date for interim dividend	20 August 2010
Closure of register of members	24 to 26 August 2010
Record date for interim dividend	26 August 2010
Dispatch of scrip dividend circular and election form	(on or about) 30 August 2010
Dispatch of interim dividend warrants / definitive share certificates	(on or about) 21 September 2010

INTERIM DIVIDEND

The Board declares the payment of an interim dividend of HK14 cents per share. The interim dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Thursday, 26 August 2010. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election is to be mailed to shareholders on Monday, 30 August 2010. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Wednesday, 15 September 2010.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be dispatched to shareholders on or about Tuesday, 21 September 2010.

The register of members is to close from Tuesday, 24 August 2010 to Thursday, 26 August 2010, both dates inclusive, for the purpose of determining shareholders' entitlements to the interim dividend and during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Monday, 23 August 2010.

SHARE LISTING

Hysan's shares are listed on The Stock Exchange of Hong Kong Limited. It has a sponsored American Depositary Receipts (ADR) Programme in the New York market.

STOCK CODE

The Stock Exchange of Hong Kong Limited: 00014
Bloomberg: 14HK
Reuters: 0014.HK
Ticket Symbol for ADR Code: HYSNY
CUSIP reference number: 449162304

SHAREHOLDER SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:

Tricor Standard Limited
26/F., Tesbury Centre,
28 Queen's Road East,
Wanchai, Hong Kong
Telephone : (852) 2980 1768
Facsimile : (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

The Interim Report is printed in English and Chinese languages and is available on our website: www.hysan.com.hk. Shareholders may at any time choose to receive the Interim Report in printed form in either the English or Chinese language or both or by electronic means. Shareholders who have chosen to receive the Interim Report using electronic means and who for any reason have difficulty in receiving or gaining access to the Interim Report will promptly upon request be sent a printed copy free of charge.

Shareholders may at any time change their choice of the language or means of receipt of the Interim Report by notice in writing to the Company's Registrars at the address above. The Change Request Form may be downloaded from the Company's website: www.hysan.com.hk.

INVESTOR RELATIONS

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to the Company at:

Investor Relations
Hysan Development Company Limited
49/F., The Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone : (852) 2895 5777
Facsimile : (852) 2577 5153

OUR WEBSITE

Press releases and other information of the Group can be found at our website: www.hysan.com.hk.

Hysan Development Company Limited
49/F The Lee Gardens
33 Hysan Avenue, Hong Kong
T 852 2895 5777 F 852 2577 5153
www.hysan.com.hk

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hysan Development Company Limited (the "Company"), you should at once hand this circular and the accompanying form of election to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.



Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code: 00014)

Independent non-executive Chairman
Sir David AKERS-JONES

Chief Executive Officer
Gerry Lui Fai YIM

Independent non-executive Directors
Nicholas Charles ALLEN
Philip Yan Hok FAN
Joseph Chung Yin POON

Non-executive Directors
Hans Michael JEBSEN
(Kam Wing LI as his alternate)
Anthony Hsien Pin LEE
Chien LEE
Michael Tze Hau LEE
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Director
Wendy Wen Yee YUNG

Registered Office:
49th Floor
The Lee Gardens
33 Hysan Avenue
Hong Kong

30 August 2010

Dear Shareholders,

INTERIM DIVIDEND FOR THE 6 MONTHS ENDED 30 JUNE 2010
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND

INTRODUCTION

On 10 August 2010, the Board of Directors of the Company has declared an interim dividend for the 6 months ended 30 June 2010 of HK14 cents per ordinary share **(the "Share(s)")** in the capital of the Company.

The interim dividend is payable in cash with a scrip dividend alternative **(the "Scrip Dividend")** to shareholders whose names appeared on the Register of Members on Thursday, 26 August 2010 **(the "Record Date")**. The latest time for submission of transfer forms to qualify for the interim dividend was 4:00 p.m. on Monday, 23 August 2010. Brief details of the Scrip Dividend arrangement were announced on 26 August 2010.

The purpose of this circular is to set out the procedures which apply in relation to the Scrip Dividend.

DETAILS OF THE SCHEME

Shareholders have the choice of receiving in respect of each existing Share:

(i) a cash dividend of HK14 cents; or

(ii) an allotment of new Shares **(the "New Shares")** credited as fully paid, save for adjustment for fractional entitlements, having a Market Value (as defined below), equal to the dividend of HK14 cents which the shareholder would otherwise receive in cash; or

(iii) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value of HK$24.19 per Share, being the average of the closing prices of the Shares on the Stock Exchange for the 5 consecutive Stock Exchange dealing days commencing on Friday, 20 August 2010, the first day the Shares traded ex-dividend **(the "Market Value")**.

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 26 August 2010 x HK14 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$24.19)}} = \begin{array}{c}\text{Maximum number of New Shares} \\ \text{(rounded down to the nearest whole number)}\end{array}$$

Fractions of New Shares resulting from shareholders' election will not be allotted to shareholders and entitlements to New Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND SHARE CERTIFICATES

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders by ordinary post at their risks on or about Tuesday, 21 September 2010. The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the interim dividend for the 6 months ended 30 June 2010.

Subject to the granting of approval for listing of and permission to deal in the New Shares on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System **("CCASS")** with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by Hong Kong Securities Clearing Company Limited. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Shareholders should seek the advice of their licensed securities dealer or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

The Shares of the Company are listed and dealt in or on the Stock Exchange. Certain US$ denominated Guaranteed Notes issued by a Group subsidiary, Hysan (MTN) Limited, that are guaranteed by the Company are listed on the Euro MTF market regulated by the Luxemburg Stock Exchange. Save as disclosed herein, none of the equity or debt securities of the Company are otherwise listed or dealt in or on any other stock exchange nor is listing of or permission to deal in or on any other exchange being or proposed to be sought.

FORM OF ELECTION

A form of election has been prepared for use by shareholders who wish to receive the interim dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares, or to make a permanent election to receive Shares in lieu of any further dividend in cash form and, is enclosed with this circular.

If you wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares, you should complete and sign the form of election in accordance with the instructions printed thereon and return it so that it is received by the share registrars and transfer office of the Company, Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong (the "Registrars") so as to arrive no later than 4:00 p.m. on Wednesday, 15 September 2010. No acknowledgement of receipt of the form of election will be issued.

The latest time for return of the forms of election mentioned above will not be valid if there is a tropical cyclone warning signal number 8 or above, or a "black" rainstorm warning:

a. **in force in Hong Kong at any local time at or before 12:00 noon and no longer in force after 12:00 noon on Wednesday, 15 September 2010. Instead, the deadline for the submission of forms of election will be 5:00 p.m. on the same business day; and**

b. **in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on Wednesday, 15 September 2010. Instead, the deadline for the submission of forms of election will be rescheduled to 4:00 p.m. on the next business day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:00 p.m.**

If you wish to receive the whole of the interim dividend in cash you should NOT complete the form of election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the interim dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the form of election. **Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent forms of election.** Such election or a notice not to be sent forms of election may be revoked at any time by giving 7 days' notice in writing to the Registrars. **Forms of election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Registrars in writing of their wish to revoke their election or notice.**

OVERSEAS SHAREHOLDERS

Shareholders with registered addresses in the United States of America or any of its territories or possessions or Malaysia will be excluded from receiving the form of election and will only receive the interim dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of

Securities on the Stock Exchange on account either of the legal restrictions under the laws of the relevant places or of the requirements of the relevant regulatory body or stock exchange in those places. All shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the interim dividend in scrip form or whether any government or other consents are required or other formalities need to be observed. No shareholder receiving a copy of this circular and/or a form of election in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to obtain any registration or comply with other legal requirements, governmental or regulatory procedures or any similar formalities. It is the responsibility of any persons outside Hong Kong who wishes to receive New Shares under this scheme to comply with the laws of the relevant jurisdictions including obtaining any registration or complying with other legal requirements, governmental or regulatory procedures or any similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

GENERAL

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers.

Shareholders who are trustees are recommended to take professional advice as to whether a decision to receive New Shares is within their powers and as to the effect of such decision having regard to the terms of the trust instrument.

TIMETABLE OF EVENTS

	2010
Shares quoted ex-dividend	Friday, 20 August
Latest time for submission of transfer forms to qualify for the interim dividend	4:00 p.m. on Monday, 23 August
Book closure dates	Tuesday, 24 August to Thursday, 26 August
Record date for the interim dividend	Thursday, 26 August
Last date for receipt of forms of election by the Registrars	4:00 p.m. on Wednesday, 15 September
Payment date for dividend warrants and certificates for New Shares mailed	on or about Tuesday, 21 September
Expected first day of dealings in New Shares in Hong Kong	on or about Tuesday, 21 September (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company)

ADJUSTMENTS TO SUBSCRIPTION PRICES IN RELATION TO SHARE OPTIONS GRANTED UNDER THE SHARE OPTION SCHEMES

The Directors have been advised that in accordance with the terms of the share option schemes adopted by the Company, the Scrip Dividend will not result in any adjustment to the subscription prices payable on the exercise of the options granted under the share option schemes.

Yours faithfully,
Sir David AKERS-JONES
Independent non-executive Chairman

此乃要件　請即處理

閣下如對本通函有任何疑問，應諮詢　閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部希慎興業有限公司(「本公司」)股份售出或轉讓，應立即將本通函及隨附的選擇表格交予買主或承讓人，或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。


Hysan希慎

Hysan Development Company Limited
希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

(股份代號：00014)

獨立非執行主席
鍾逸傑爵士

行政總裁
嚴磊輝

獨立非執行董事
聶雅倫
范仁鶴
潘仲賢

非執行董事
Hans Michael JEBSEN
(李錦榮為其替任董事)
利憲彬
利乾
利子厚
利德蓉醫生

執行董事
容韻儀

註冊辦事處：
香港
希慎道33號
利園49樓

敬啟者：

截至2010年6月30日止6個月之中期股息
選擇收取股份以代替現金股息

緒言

於2010年8月10日，本公司董事會宣布派發截至2010年6月30日止6個月之中期股息每股本公司普通股股份(「股份」)14港仙。

中期股息將以現金派發並附有以股代息選擇（「以股代息」）予於2010年8月26日（星期四）（「記錄日期」）登記於股東名冊上各股東。股份過戶表格最遲須於2010年8月23日（星期一）下午4時前呈交以符合收取中期股息之資格。有關以股代息安排之概要已載於2010年8月26日之公告內。

本通函旨在說明有關以股代息之程序。

計劃之詳情

有關股東就持有之每股股份可作如下選擇：

(i) 收取現金股息14港仙；或

(ii) 獲配發市值（按下文所載定義）相等於該股東原應以現金收取之股息14港仙，並入賬列為已繳足股款之新股份（「新股」）（對零碎股份之調整除外）；或

(iii) 部份以現金收取及部份以新股收取。

選擇收取代息股份之股東可獲配發新股數目的計算方式是將股東原本應收取之現金股息總額除以每股24.19港元之市值。市值乃指股份由2010年8月20日（星期五）（此等股份除息交易之首天）起連續5個交易日在聯交所之平均收市價（「市值」）。

計算應收新股的公式如下：

於2010年8月26日持有股份數目 × 14港仙 ＝ 最高股息額

$$\frac{\text{最高股息額}}{\text{市值（24.19港元）}} = \text{最高新股數目（向下調整至最近之整數）}$$

如選擇收取代息股份之股東，將不會獲配發零碎股份，應付之新股將向下調整至最近之整數，零碎股份將彙集並出售，而有關收益概歸本公司所有。

於聯交所上市及寄發股息支票及股票

本公司已向聯交所提出申請批准新股上市及買賣。預期股息支票及／或新股股票（倘新股之上市申請獲得批准）將約於2010年9月21日（星期二）經普通郵遞方式寄予各股東，如有郵誤，由股東自行負責。新股將與現已發行之股份享有各方面同等權益，惟不獲發截至2010年6月30日止6個月之中期股息。

倘新股獲得聯交所批准上市及買賣，該等新股將獲香港中央結算有限公司接納為合資格證券，新股將自其於聯交所開始買賣日或香港中央結算有限公司指定之其他日期起可於中央結算及交收系統（「中央結算系統」）內寄存、結算及交收。聯交所參與者之間的交易須於交易日後第2個營業日於中央結算系統內進行交收。所有中央結算系統之服務均依據其當時有效之一般規則及運作程序規則進行。股東應就交收安排之詳情及該安排對其權利及利益之影響向其註冊證券商或其他專業顧問諮詢意見。

本公司之股份在聯交所上市及買賣。若干由本集團附屬公司Hysan (MTN) Limited發行，並由本公司提供擔保之美元票據則在由盧森堡證券交易所規管之歐元多邊貿易設施市場上市。除披露者外，本公司之股本證券或債務證券並無在任何其他證券交易所上市或買賣或進行申請上市，現時也無意在其他證券交易所申請上市買賣。

選擇表格

隨本通函附上一份選擇表格，以供股東就收取中期股息選擇收取全部新股或部份現金及部份新股，或作出長期性選擇收取股份以代替日後之一切現金股息。

閣下如欲收取新股代替全部或部份現金股息，應依照選擇表格上印備之指示填寫及簽署，最遲須於**2010**年**9**月**15**日(星期三)下午**4**時前交回本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東**28**號金鐘滙中心**26**樓(「股份過戶登記處」)。交回之選擇表格將不會獲發收據。

倘於以下時間懸掛八號或以上熱帶氣旋警告訊號或「黑色」暴雨警告訊號，則上文所述交回選擇表格之最後時限將不會生效：

a. 於**2010**年**9**月**15**日(星期三)中午**12**時(香港時間)或之前生效，並於該日中午**12**時後取消。屆時，遞交選擇表格之最後時限將順延至該營業日下午**5**時；及

b. 於**2010**年**9**月**15**日(星期三)中午**12**時至下午**4**時(香港時間)期間生效。屆時，遞交選擇表格之最後時限將改為下一個於上午**9**時至下午**4**時期間再無任何上述警告訊號生效的營業日的下午**4**時。

閣下如欲以現金方式收取全部中期股息，則不須填寫選擇表格。

選擇以新股代息之股東，而無指明選擇以新股代息之股份數目，又或其指明數目較記錄日期之登記持股量為多，則將視作已就彼等於記錄日期所持之所有股份選擇以新股代息。

選擇收取新股代替全部中期股息，及選擇就將來以現金派發股息並附有以股代息選擇時全部收取新股的股東，請填寫選擇表格內之丁欄。已選擇將來收取新股代替全部股息並欲繼續以新股收取全部股息之股東，則不會寄予選擇表格。股東可隨時向股份過戶登記處給予7日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東以書面通知股份過戶登記處將是項選擇或通知撤銷。

海外股東

凡註冊地址乃在美國或其任何領土或屬土或在馬來西亞之股東均不獲寄予選擇表格，並將以現金方式收取是次派發之中期股息。董事已取得該等司法地區的法律意見，經考慮到有關地區的法例或該地區有關監管機構或證券交易所的規定後，認為此舉是有必要及適宜，並已符合香港聯合交易所有限公司證券上市規則第13.36(2)條之規定。所有身居香港以外之股東應諮詢其專業顧問以確定他們是否須獲准許選擇以股代息之方式收取中期股息或是否須要政府或其他方面之同意或辦理其他手續。任何股東如在香港以外地區收到本通函及／或選擇表格，均不應視之為本公司邀請選擇新股，除

非有關法律允許本公司可向該股東發出邀請而毋須取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。在香港以外之人士如欲根據以股代息計劃收取新股，須自行承擔責任遵守有關司法地區之法律規定，包括取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。收取新股以代替現金股息之人士，亦必須遵守在香港以外地區轉售股票時所適用之任何限制。

一般資料

選擇全部或部份收取新股以代替現金是否對　閣下有利，乃視乎　閣下之個別情況而定。此方面之決定及其所引致之一切後果為個別股東之責任。　閣下如有任何疑問，應諮詢　閣下之專業顧問。

身為信託人之股東應就有關信託契約內之條款諮詢專業顧問之意見，以確定他們是否有權選擇收取新股及作出該選擇之影響。

時間表

	2010年
股份除息報價	8月20日(星期五)
最遲呈交股份過戶表格以收取中期股息之時間	8月23日(星期一)下午4時
暫停辦理股份過戶登記日期	8月24日(星期二)至8月26日(星期四)
中期股息記錄日期	8月26日(星期四)
股份過戶登記處最後收回選擇表格之日期	9月15日(星期三)下午4時
寄發股息單及新股股票之日期	約於9月21日(星期二)
預計新股在香港首日買賣之日期	約於9月21日(星期二) (當本公司有關之股東收妥新股股票後開始)

調整按購股權計劃而授出購股權之認購價

根據董事會所獲提供之意見，依據本公司採納購股權計劃之條款，以股代息將不會導致按購股權計劃而授出購股權所涉及之認購價作出任何調整。

此　致

列位股東　台照

獨立非執行主席
鍾逸傑爵士
謹啟

2010年8月30日